UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-33447

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM TECHNOLOGY CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California 90071

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Dated: June 27, 2013	By:	/s/ Wesley T. Shimoda
Wesley T. Shimoda
Vice President, Tax Operations
Chairman, Americas Stock and Pension Committee
AECOM Technology Corporation

AECOM Technology Corporation

Retirement & Savings Plan

Financial Statements as of

December 31, 2012 and 2011

and for the Year Ended December 31, 2012,

Supplemental Schedule as of December 31, 2012 and

Reports of Independent Registered Public Accounting Firms

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Stock and Pension Committee

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statement of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Los Angeles, California
June 27, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statement of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) as of December 31, 2011.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Los Angeles, California
June 26, 2012

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments—at fair value (Notes B, C, D and E)	$1,597,705,852	$1,351,266,128

Receivables:
Notes from participants (Note A)	15,179,587	14,562,907
Other receivables	543,178	—
Accrued income	162,536	190,776
Total receivables	15,885,301	14,753,683

Total assets	1,613,591,153	1,366,019,811

LIABILITIES—Accrued expenses	—	21,162

Net Assets Available for Benefits - at fair value	1,613,591,153	1,365,998,649

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(2,678,383)	(2,026,917)

Net Assets Available for Benefits	$1,610,912,770	$1,363,971,732

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (Note C)
Net appreciation in fair value of investments	$158,874,316
Interest and dividends	36,178,926
Net investment income	195,053,242

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	671,088

CONTRIBUTIONS (Note A):
Employer	22,295,960
Employee	94,491,679
Total contributions	116,787,639

Total additions	312,511,969

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Notes A and F)	(176,077,414)
Administrative expenses (Note B)	(351,588)

Total deductions	(176,429,002)

NET INCREASE PRIOR TO TRANSFERS	136,082,967

TRANSFERS IN (Note A)	110,858,071

NET INCREASE	246,941,038

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,363,971,732

End of year	$1,610,912,770

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

A.                   DESCRIPTION OF THE PLAN

The following brief description of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM Technology Corporation (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements.  The Plan is administered by the Americas Stock and Pension Committee appointed by the AECOM Board of Directors.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility — Employees become eligible to participate in the Plan on the first day of the second calendar month of service.  If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.  “Eligible employee” shall mean a person who is an employee of the Company working 20 hours or more per week, excluding (i) any leased employee described in Section 414(n) of the Internal Revenue Code (the “Code”), (ii) any Employee who is included in a unit of employees covered by a collective bargaining agreement between employee representatives and the Company unless such bargaining agreement specifically provides otherwise, (iii) any Employee who is compensated on an hourly rate or other rate basis if such Employee is not included in a designated eligible payroll classification code so designated by the Company, and (iv) any person who is a non-resident alien who receives no earned income (within the meaning of Code Section 911(b)) from sources within the United States.

Plan Components — The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Code and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  Assets of the Plan are held by Bank of America, N.A. (the “Trustee”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant, and any unallocated shares.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 31% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 31% of compensation limited to a maximum annual amount specified by the Code ($17,000 in 2012).

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 31% of compensation.

The total of all participant contributions is limited to 31% of employee compensation.  During the Plan Year 2012, the Plan was amended, effective January 1, 2013, to increase the limit on the total of all participant contributions and the maximum contribution percentage for after-tax, tax-deferred, and Roth contributions from 31% of compensation to 50% of compensation.

Catch-Up Contributions — Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to $5,500 in 2012).

Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts — An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

A.                        DESCRIPTION OF THE PLAN (Concluded)

Employer Contributions — The participants’ pre-tax, Roth, and after-tax contributions made to the Plan up to 6% of eligible compensation are matched 50% by the Company.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock.  A discretionary supplemental matching contribution of 10% is provided for all contributions in excess of 6% if the participant chose to invest the contributions in Company common stock.  Company common stock is acquired on the open market.  During the Plan Year 2012, the Plan was amended, effective January 1, 2013, eliminating the Company’s discretionary supplemental matching contribution of 10%.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the plan year in which the participant incurs five consecutive breaks in service, whichever occurs first.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  The balance in the forfeiture account was $171,703 and $1,405,603 at December 31, 2012 and 2011, respectively.  The forfeited amounts applied to the Company’s contributions for the year ended December 31, 2012 was $3,077,024.

Notes Receivable from Participants — Active participants may obtain loans from the Plan with the consent of the Plan administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Merrill Lynch Investments.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.  A note in default becomes a distribution and is considered a taxable event subject to all taxes and penalties applicable to such distributions.  The notes are recorded at cost plus accrued interest.

Accounting guidance requires that the participant loans be classified as notes receivable from participants, which are segregated from plan investments.  Notes receivable from participants have been classified as an investment asset for the Form 5500 reporting purposes.

Distributions — Generally, distributions are made when a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in the form of cash or in-kind distribution.  Annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons.  If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

Transfers In:

On January 3, 2012, assets in the amount of $1,863,174, related to the participant’s accounts of the employees of a company acquired by AECOM, DEGW America, were transferred to the Plan from their previous 401(k) plan.

On January 5, 2012, assets in the amount of $108,994,897, related to the participant’s accounts of the employees of a company acquired by AECOM, Tishman Construction Corporation, were transferred to the Plan from their previous 401(k) plan.

B.                        SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 962-325, “Plan Accounting — Defined Contribution Pension Plans, Investments-Other” (ASC 962-325), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these investment contracts through collective investment trusts.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

B.                        SIGNIFICANT ACCOUNTING POLICIES (Continued)

As required by ASC 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trusts as well as the adjustment of the investment in the collective investment trusts from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition — Investments held by the Plan are reported at fair value other than collective investment trusts, as described above.  Fair value of AECOM common stock is based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in collective investment trusts are stated at net asset value of the applicable fund as determined by Merrill Lynch, a related entity to Bank of America, N.A., by reference to the market prices of fund portfolios.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Transactions pending clearing with brokers not settled at year-end are recorded as other receivables on the statement of net assets available for benefits.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses.  Specific participant transaction expenses are deducted from participant accounts directly.  Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from earning sharing payments that the Plan receives from certain participating funds.  For the year ended December 31, 2012, the Plan incurred $351,588 of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value, are disclosed in accordance with the established framework and disclosure requirements described in the FASB ASC No. 820-10, “Fair Value Measurements and Disclosures” (ASC 820-10), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

B.                        SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Technology Corporation Common Stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are public investment vehicles valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded in active markets.  The valuation techniques used to measure the fair value of collective investment trusts that were classified as Level 2 are described in Note D.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV.  The NAV is a quoted price in active markets.  The money market funds are classified within Level 1 of the valuation hierarchy.

Common Stocks and Exchange Traded Funds

Common stocks and exchange traded funds are valued at the closing quoted price reported on active markets and are classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

B.                        SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions of model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instruments size or the transfer relative to total net assets available for benefits.  For the years ended December 31, 2012 and 2011, there were no transfers between levels.

Recently Adopted Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”).  ASU 2011-04 converges the fair value measurement guidance in U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”).  Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information.  In addition, ASU 2011-04 requires additional fair value disclosures such as disclosures about the valuation processes and sensitivities of Level 3 assets.  The Plan’s adoption of ASU 2011-04 as of January 1, 2012 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

C.                        INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012	2011

*AECOM Technology Corporation Common Stock	$239,389,532	$231,929,239
Fidelity Growth Company Fund (Mutual Fund)	142,791,235	124,383,968
Fidelity Balanced Fund (Mutual Fund)	109,915,532	94,666,633
PIMCO Total Return Fund Institutional Class (Mutual Fund)	124,363,202	86,499,291
Fidelity Blended Stable Value Fund (Collective Investment Fund)	98,761,508	83,423,673
BlackRock FFI Premier Institutional Fund (Money Market Fund)	**	71,519,265
Pyramis Large Cap Core Commingled Pool Class C (Collective Investment Fund)	**	68,918,426

*Portion of investments are non-participant directed.

**The balance in 2012 was less than 5% of the Plan’s net assets.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

AECOM common stock	$35,060,432
Collective investment trusts	24,455,496
Common stocks and exchange traded funds	2,396,126
Mutual funds	96,962,262

Net appreciation in fair value of investments	$158,874,316

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

D.                        FAIR VALUE MEASUREMENTS

Below are the Plan’s assets carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B.

	As of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth funds	$301,847,196	$—	$—	$301,847,196
Money market funds	86,172,356	—	—	86,172,356
Blend funds	623,818,255	—	—	623,818,255
Fixed income funds	127,649,857	—	—	127,649,857
Index funds	118,480	—	—	118,480
Value funds	966,941	—	—	966,941
Other funds	455,369	—	—	455,369
Total mutual funds	1,141,028,454	—	—	1,141,028,454

AECOM common stock	239,389,532	—	—	239,389,532

Collective investment trusts	—	176,451,285	—	176,451,285

Common stocks:
Financials	3,045,770	—	—	3,045,770
Technology	4,518,108	—	—	4,518,108
Energy	1,797,684	—	—	1,797,684
Materials	1,636,037	—	—	1,636,037
Industrials	1,799,706	—	—	1,799,706
Consumer	3,425,473	—	—	3,425,473
Healthcare	1,155,497	—	—	1,155,497
Telecommunications	620,483	—	—	620,483
Utilities	385,978	—	—	385,978
Other	937,465	—	—	937,465
Total common stocks	19,322,201	—	—	19,322,201

Exchange traded funds	21,514,380	—	—	21,514,380

Total assets at fair value	$1,421,254,567	$176,451,285	$—	$1,597,705,852

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

D.                        FAIR VALUE MEASUREMENTS (Continued)

	As of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth funds	$315,984,990	$—	$—	$315,984,990
Money market funds	84,399,396	—	—	84,399,396
Blend funds	351,993,232	—	—	351,993,232
Fixed income funds	88,968,368	—	—	88,968,368
Index funds	137,826	—	—	137,826
Value funds	638,251	—	—	638,251
Other funds	674,897	—	—	674,897
Total mutual funds	842,796,960	—	—	842,796,960

AECOM common stock	231,929,239	—	—	231,929,239

Collective investment trusts	—	252,508,331	—	252,508,331

Common stocks:
Financials	2,439,856	—	—	2,439,856
Technology	2,381,581	—	—	2,381,581
Energy	1,367,625	—	—	1,367,625
Materials	1,617,629	—	—	1,617,629
Industrials	1,397,615	—	—	1,397,615
Consumer	2,534,150	—	—	2,534,150
Healthcare	827,805	—	—	827,805
Telecommunications	773,183	—	—	773,183
Utilities	266,695	—	—	266,695
Other	830,086	—	—	830,086
Total common stocks	14,436,225	—	—	14,436,225

Exchange traded funds	9,595,373	—	—	9,595,373

Total assets at fair value	$1,098,757,797	$252,508,331	$—	$1,351,266,128

The composition and valuation of the collective investment trusts that were classified as Level 2 as of December 31, 2012 in the table above are described below.

Fidelity Investments Blended Stable Value Fund

During the year ended December 31, 2012, the Plan held investments in the Fidelity Blended Stable Value Fund (Stable Value Fund).  The Stable Value Fund represents an investment in the Fidelity Managed Income Portfolio II Class 2 (MIP II), which is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and are managed by Fidelity Management Trust Company (“FMTC”).  MIP II’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  MIP II invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps.  MIP II also enters into third party liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions.  The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met.  The FMTC seeks to minimize the exposure of MIP II to wrap related credit risk through diversification of the wrap contracts across an approved group of issuers.  A portion of MIP II is invested in cash equivalents represented by shares in money market funds to provide daily liquidity and help maintain a stable NAV.  The Stable Value Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The fair value of the Stable Value Fund equals the total of the fair values of the underlying assets plus the wrap contracts.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

D.                        FAIR VALUE MEASUREMENTS (Concluded)

The wrap contracts accrue interest using crediting interest rates which is based upon a formula agreed with the issuer of the wrap contract with the requirement that the interest rates may not be less than zero percent.  Crediting interest rates are reset monthly.  A wrap issuer may terminate a wrap contract at any time.

The fair values of the underlying assets of the MIP II, other than the wrap contracts, are priced using independent third party pricing services or brokers approved by FMTC to value its investments.  The investment in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Blended Stable Value Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Stable Value Fund was approximately 1.73% and 1.92% for the year ended December 31, 2012 and 2011, respectively.  The average yields earned by the Plan for all investments held by the Stable Value Fund based on the actual interest rates credited to the participants was approximately 1.28% and 1.60% for the year ended December 31, 2012 and 2011, respectively.

Fidelity Investments Pyramis Large Cap Core Commingled Pool - Class C

During the year ended December 31, 2012, the Plan held investments in the Pyramis Large Cap Core Commingled Pool — Class C.  The Pyramis Large Cap Core Commingled Pool — Class C (the “Pool”) is a commingled pool of the Pyramis Group Trust for Employee Benefit Plans. It is managed by Pyramis Global Advisors Trust Company (“PGATC”), a non-depository limited purpose trust company.  The Pool seeks to achieve excess return relative to the S&P 500.  The Pool will look to invest in securities that have sustainable competitive advantages in their respective industries, or in market leaders expected to sustain strong earnings growth in their respective markets.  The Pool is not constrained by any particular investment style although generally, it will invest in companies with market capitalizations greater than $1 billion.  Although substantially all of the Pool’s investments are equity securities that have active markets, the Pool may use futures, index options, and exchange traded funds to enable it to remain fully invested, while being able to respond to participant cash flows.

The Pool’s unit price or NAV is calculated by dividing its total assets less its total liabilities by the number units outstanding.  The fair values of the underlying assets of the Pool are priced using independent third party pricing services or brokers approved by PGATC to value its investments.

Net Asset Value per Share

The following table summarizes Level 2 investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Pyramis Large Cap Core Commingled Pool Class C	$77,689,777	n/a	Daily	None
Blended Stable Value Fund	98,761,508	n/a	Daily	None

December 31, 2011	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Merrill Lynch Extended Market Index Trust Tier V	$41,360,498	n/a	Daily	None
Merrill Lynch Equity Index Trust Tie XIII	58,805,734	n/a	Daily	None
Pyramis Large Cap Core Commingled Pool Class C	68,918,426	n/a	Daily	None
Blended Stable Value Fund	83,423,673	n/a	Daily	None

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

E.                        NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the investments in AECOM common stock is nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2012 and 2011 and for the year ended December 31, 2012:

	2012	2011

Net assets—AECOM common stock	$93,609,663	$83,723,340

Changes in net assets:
Net appreciation in fair value of investments	$13,563,226
Employer contributions	13,934,767
Administrative expenses	(4,091)
Net transfers out to other Plan investments	(8,769,605)
Benefits paid to participants	(8,837,974)
Net change	9,886,323

Net assets of nonparticipant-directed investments—beginning of year	83,723,340

Net assets of nonparticipant-directed investments—end of year	$93,609,663

F.                         BENEFITS PAYABLE

Net assets available for benefits at December 31, 2012 and 2011 include $1,286,034 and $1,745,027, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

G.                       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM.  In addition, AECOM charges the Plan for certain administrative labor costs.  The total cost of administrative labor charged to the Plan by AECOM during the year ended December 31, 2012 was $46,544.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also holds mutual funds, collective investment trusts, and temporary investments managed by Bank of America, N.A. and their affiliates, and these transactions also qualify as party-in-interest transactions.

H.                       PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

I.                            TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 25, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

J.                          RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the AECOM common stock, which is a single security.

K.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 to Form 5500:

2012

Net assets available for benefits per the financial statements	$1,610,912,770

Adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	2,678,383

Amounts allocated to withdrawing participants	(1,286,034)

Net assets available for benefits per Form 5500	$1,612,305,119

The following is a reconciliation of total net increase prior to transfers per the financials statement for the year ended December 31, 2012 to Form 5500:

2012

Total net increase prior to transfers per financial statements	$136,082,967

Net change in adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	2,678,383

Net change in amounts allocated to withdrawing participants	(1,286,034)

Total net increase prior to transfers per Form 5500	$137,475,316

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

	(b)	(c)
	Identity of Issue,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	AECOM Technology Corporation***	Common Stock — 10,058,384 shares	$157,602,518	$239,389,532
	Vanguard	Extended Market Index Fund	**	51,859,109
	Fidelity Investments	Pyramis Large Cap Core Commingled Pool Class C	**	77,689,777
	Fidelity Investments	Blended Stable Value Fund	**	98,761,508
	BlackRock Advisors, LLC	FFI Premier Institutional Fund	**	69,894,623
	American Funds	EuroPacific Growth Fund Class R6	**	75,368,843
	Baron	Growth Fund	**	46,844,066
	Dodge & Cox	International Stock	**	49,541,048
	Fidelity Investments	Balanced Fund	**	109,915,532
	Fidelity Investments	Growth Company Fund	**	142,791,235
	Harbor funds	Small Cap Value Instl	**	22,396,970
	ING	Real Estate Fund (Class I)	**	28,052,787
	Morgan Stanley	Global Real Estate Fund Class I Shares	**	3,864,290
	Neuberger Berman	Socially Responsive Fund Investor	**	13,902,790
	Prudential	Jennison Small Company Fund Q	**	15,754,192
	Oakmark	Fund I	**	69,614,796
	Vanguard	Explorer Fund Admiral Shares	**	21,282,618
	Vanguard	PRIMECAP Core Fund	**	23,020,956
	PIMCO	Total Return Fund Institutional Class	**	124,363,202
	Vanguard	Institutional Index Fund	**	73,787,810
	Vanguard	Target Retirement 2010 Fund	**	15,881,330
	Vanguard	Target Retirement 2015 Fund	**	12,935,246
	Vanguard	Target Retirement 2020 Fund	**	53,405,606
	Vanguard	Target Retirement 2025 Fund	**	271,993
	Vanguard	Target Retirement 2030 Fund	**	45,967,546
	Vanguard	Target Retirement 2035 Fund	**	103,933
	Vanguard	Target Retirement 2040 Fund	**	26,006,045
	Vanguard	Target Retirement 2045 Fund	**	49
	Vanguard	Target Retirement 2050 Fund	**	6,469,979
	Vanguard	Target Retirement 2055 Fund	**	2
	Vanguard	Target Retirement Income Fund	**	8,508,869
*	Bank of America, N.A.	Self-Directed Brokerage Accounts	**	68,773,424
	BlackRock Advisors, LLC	BIF Money Fund	**	1,286,146
	Notes receivable from participants	Loans to participants with maturities ranging from 2013 to 2032 and interest rates ranging from 3.25% to 10.50%	—	15,179,587

	Total investments			$1,612,885,439

*	Party-in-interest
**	Cost information not required for participant directed investments
***	A portion of this investment is non-participant directed (see Note E)

See Report of Independent Registered Public Accounting Firm.